EXHIBIT 99.1

FOR IMMEDIATE RELEASE	MEDIA CONTACT:
Beth Drummey
Marketing & Community Relations Manager
415-763-4529 | bethdrummey@bankofmarin.com

BANK OF MARIN BANCORP REPORTS EARNINGS OF $5.1 MILLION

NOVATO, CA, October 23, 2017 - Bank of Marin Bancorp, "Bancorp" (NASDAQ: BMRC), parent company of Bank of Marin, "Bank," announced earnings of $5.1 million in the third quarter of 2017, compared to $5.2 million in the second quarter of 2017 and $7.0 million in the third quarter of 2016. Diluted earnings per share were $0.83 in the third quarter of 2017, compared to $0.84 in the prior quarter and $1.14 in the same quarter last year. Earnings for the first nine months of 2017 totaled $14.9 million, compared to $17.4 million in the same period last year. Diluted earnings per share were $2.41 and $2.86 in the first nine months of 2017 and 2016, respectively. Earnings in the third quarter and the first nine months of 2017 included $495 thousand in expenses related to the pending Bank of Napa acquisition, without which diluted earnings per share would have been $0.88 and $2.46, respectively. Additionally, earnings in the third quarter and first nine months of 2016 were $0.35 per share higher than the same periods of 2017 due to the large recovery of a problem credit and early payoff of an acquired loan in 2016.

“Our strong third quarter results show that we continue to be successful growing loans and deposits organically. We are also on target to complete our acquisition of Bank of Napa,” said Russell A. Colombo, President and Chief Executive Officer. “We are executing on our strategic plan to generate prudent and sustainable growth, build long-term client relationships and increase shareholder value.”

Bancorp also provided the following highlights for the third quarter of 2017:

•
Beginning on October 8, 2017, much of the North Bay region of Northern California was struck by massive wildfires. Management is closely monitoring the situation, continues to respond to the immediate needs of customers and employees, and has made contributions to several disaster relief organizations. It is not possible at this time to assess the full scope of this disaster or its impact on our customers and those of Bank of Napa.

•
On July 31, 2017, Bancorp entered into a definitive agreement to acquire Bank of Napa. The transaction is expected to close in November of 2017. Upon consummation of the transaction, the Bank will have approximately $2.4 billion in assets and operate twenty-three branches in San Francisco, Marin, Sonoma, Napa and Alameda counties.

•
On October 16, 2017, James S. Kimball, formerly of Wells Fargo, joined the Bank as an executive vice president in the newly created position of Chief Operating Officer. Mr. Kimball is responsible for Commercial Banking, Retail Banking, Wealth Management & Trust, and Marketing. His addition strengthens a management team focused on a growth trajectory for the Bank.

•
Total deposits increased $50.4 million in the third quarter to $1,891.0 million. Non-interest bearing deposits represented 48.9% of total deposits and the cost of total deposits for the quarter was 0.07%, up one basis point from last quarter and down one basis point from last year.

•
Gross loans totaled $1,524.4 million at September 30, 2017 and increased $32.9 million from $1,491.5 million at June 30, 2017. New loan volume of $42.3 million in the third quarter of 2017 was $14.0 million lower than the same quarter of 2016, which was mostly offset by a $13.4 million decrease in loan payoffs. The increase in the third quarter was partially due to the purchase of $7.0 million in high quality tenancy-in-common loans. Our current pipeline is slightly larger than last year at this time, and should translate into loan growth throughout the remainder of 2017 and into 2018.

•
Excellent credit quality remains the hallmark of the Bank's culture. Non-accrual loans represented 0.09% of total loans as of September 30, 2017. There was no provision for loan losses recorded in the quarter. The Bank recorded a $100 thousand provision for losses on off-balance sheet commitments primarily related to an increase in total commitments during the quarter.

•
All capital ratios are well above regulatory requirements for a well-capitalized institution. Total risk-based capital ratio for Bancorp was 15.1% at September 30, 2017, compared to 15.0% at June 30, 2017. Tangible common equity to tangible assets was 11.0% at September 30, 2017, compared to 11.1% at June 30, 2017.

•
The Board of Directors declared a cash dividend of $0.29 per share on October 20, 2017. This represents the 50th consecutive quarterly dividend paid by Bank of Marin Bancorp. The dividend is payable on November 10, 2017, to shareholders of record at the close of business on  November 3, 2017.

Loans and Credit Quality

Third quarter loan originations totaled $42.3 million, compared to $55.5 million last quarter and $56.3 million in the same quarter last year. Loan payoffs for the quarter were $25.2 million, down from $48.1 million in the second quarter and $38.6 million in the same quarter last year. The largest portion of payoffs in the current quarter came from the successful completion of construction projects and the sale of assets underlying other loans.

Non-accrual loans totaled $1.3 million, or 0.09% of the loan portfolio at September 30, 2017, compared to $1.2 million, or 0.08% at June 30, 2017, and $540 thousand, or 0.04% a year ago. Classified loans totaled $33.5 million at September 30, 2017, compared to $29.3 million at June 30, 2017 and $22.6 million at September 30, 2016. The increase during the quarter was due to draws on commitments to existing classified borrowers. Accruing loans past due 30 to 89 days totaled $205 thousand at September 30, 2017, compared to $393 thousand at June 30, 2017 and $160 thousand a year ago.

There was no provision for loan losses recorded in the third quarter of 2017, which is consistent with the prior quarter as the level of reserves was deemed appropriate for the portfolio. A $1.6 million reversal of the provision for loan losses in the third quarter of 2016 resulted from a $2.2 million charged-off principal recovery on a problem credit. Net recoveries were $16 thousand in the third quarter of 2017, compared to $13 thousand in the prior quarter and $2.2 million in the same quarter a year ago. The ratio of loan loss reserves to loans was 1.00% at September 30, 2017, compared to 1.02% at June 30, 2017 and 1.07% at September 30, 2016. At September 30, 2017, total loan loss reserves to loans excluding acquired loans was 1.05%.

Investments

The investment portfolio increased $11.3 million from the prior quarter to $413.2 million. The increase was primarily due to purchases of $41.8 million, partially offset by principal paydowns and maturities during the third quarter. Given the interest rate environment, the Bank opted to leave excess cash at the Federal Reserve Bank as a short-term investment alternative.

Deposits

Total deposits increased to $1,891.0 million at September 30, 2017, compared to $1,840.5 million at June 30, 2017. We continue to see increases from large commercial clients' operational cash flows. These increases include the placement by existing clients of funds from asset sales that will be distributed to the beneficiaries of trusts or transitioned into real estate or other investments.

Earnings

“Our earnings, excluding acquisition-related expenses, reflect a very healthy $0.88 per diluted share,” said Tani Girton, Chief Financial Officer. “The strength of our earnings is a testament to our ability to grow loans and deposits and maintain profitablility while investing in the future of the Bank.”

Net interest income totaled $18.8 million in the third quarter of 2017, compared to $18.3 million in the prior quarter. The increase in net interest income from the prior quarter reflects an increase of $74.3 million in average earnings assets, partially offset by lower acquired loan income as shown in the table below.

Net interest income of $18.8 million in the third quarter of 2017 decreased by $600 thousand from $19.4 million for the same quarter last year. The decrease was primarily due to a $1.4 million interest recovery on a problem credit in the third quarter of 2016. Additionally, acquired loan income decreased by $486 thousand in the third quarter of 2017 compared to the same period last year. These declines were partially offset by a $97.4 million increase in average earning assets. Higher yields on investment securities and interest-bearing cash, and upward repricing of variable rate loans also positively impacted interest income for the current quarter.

Net interest income totaled $54.7 million in the first nine months of 2017, compared to $55.2 million for the same period in 2016. The $472 thousand decline was driven by the decrease in acquired loan income and the interest recovery mentioned above, partially offset by a $78.2 million increase in average earning assets compared to the same period in 2016. Additionally, higher yields on investment securities and interest-earning cash, a decline in the cost of funds and the upward repricing of variable rate loans positively impacted net interest income.

The tax-equivalent net interest margin was 3.77% in the third quarter of 2017, compared to 3.85% in the prior quarter and 4.05% in the same quarter a year ago. The eight basis point decrease in the third quarter of 2017 compared to the prior quarter was primarily due to an increase in interest-earning cash that is lower yielding than loans and investment securities. The twenty-eight basis point decline compared to the third quarter of 2016 is primarily due to the impact of the interest recovery upon the payoff of a problem loan in 2016 and decrease in acquired loan income mentioned in the preceding paragraphs.

Loans obtained through the acquisition of other banks are classified as purchased credit impaired ("PCI") or non-PCI loans and are recorded at fair value at acquisition date. For acquired loans not considered credit impaired, the level of accretion varies due to maturities and early payoffs. Accretion on PCI loans fluctuates based on changes in cash flows expected to be collected. Gains on payoffs of PCI loans are recorded as interest income when the payoff amounts exceed the recorded investment.

As our acquired loans from prior acquisitions continue to pay off, we expect the accretion on these loans to continue to decline. Accretion and gains on payoffs of purchased loans recorded to interest income were as follows:

	Three months ended
	September 30, 2017		June 30, 2017		September 30, 2016
(dollars in thousands; unaudited)	Dollar Amount	Basis point impact to net interest margin	Dollar Amount	Basis point impact to net interest margin	Dollar Amount	Basis point impact to net interest margin
Accretion on PCI loans [1]	$76	2 bps	$80	2 bps	$89	2 bps
Accretion on non-PCI loans [2]	$132	3 bps	$178	3 bps	$605	12 bps
Gains on payoffs of PCI loans	$—	0 bps	$84	2 bps	$—	0 bps

	Nine months ended
	September 30, 2017		September 30, 2016
(dollars in thousands; unaudited)	Dollar Amount	Basis point impact to net interest margin	Dollar Amount	Basis point impact to net interest margin
Accretion on PCI loans [1]	$246	2 bps	$274	2 bps
Accretion on non-PCI loans [2]	$460	3 bps	$1,252	9 bps
Gains on payoffs of PCI loans	$84	1 bps	$740	5 bps

1 Accretable yield on PCI loans totaled $1.2 million, $1.3 million and $1.6 million at September 30, 2017, June 30, 2017 and September 30, 2016, respectively.
2 Unaccreted purchase discounts on non-PCI loans totaled $1.3 million, $1.4 million and $1.9 million at September 30, 2017, June 30, 2017 and September 30, 2016, respectively.

Non-interest income totaled $2.1 million in both the second and third quarters of 2017, and in the third quarter of 2016. Non-interest income totaled $6.3 million in the first nine months of 2017, compared to $6.7 million for the same period of 2016. The decrease primarily relates to $394 thousand in gains on the sale of investment securities in 2016.

Non-interest expense totaled $13.0 million in the third quarter of 2017, $12.6 million in the prior quarter, and $11.9 million in the same quarter a year ago. The increase from the prior quarter was primarily due to expenses associated with the pending Bank of Napa acquisition, which totaled $495 thousand. In addition, we recognized a $100 thousand provision for losses on off-balance sheet commitments, compared to a $208 thousand reversal of provision in the prior quarter. The provision resulted from an increase in total commitments during the quarter.

The increase from the same quarter a year ago was primarily due to higher salaries and benefits related to filling open positions and incentive bonuses, as well as acquisition-related expenses.

Non-interest expense totaled $38.7 million in the first nine months of 2017, compared to $35.9 million in the same period of 2016. The increase was primarily due to higher salaries and benefits related to filling open positions, which resulted in additional incentive bonuses, stock-based compensation and 401(k) employer match. The search for qualified employees resulted in recruiting fees, which contributed to an increase in other expenses. Occupancy and equipment expense also increased, primarily due to higher rent and maintenance costs.

Earnings Call and Webcast Information

Bank of Marin Bancorp will webcast its third quarter earnings call on Monday, October 23, 2017 at 8:30 a.m. PT/11:30 a.m. ET. Investors will have the opportunity to listen to the conference call online through Bank of Marin’s website at http://www.bankofmarin.com under “Investor Relations.” To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available at the same website location shortly after the call.

About Bank of Marin Bancorp

Bank of Marin is a leading business and community bank in the San Francisco Bay Area, with assets of $2.2 billion. Founded in 1989 and headquartered in Novato, Bank of Marin is the wholly-owned subsidiary of Bank of Marin Bancorp (NASDAQ: BMRC). With 21 retail offices in San Francisco, Marin, Napa, Sonoma and Alameda counties, Bank of Marin provides business and personal banking, commercial lending, and wealth management and trust services. Specializing in providing legendary service to its customers and investing in its local communities, Bank of Marin was named 2016 Community Bank of the Year by Western Independent Bankers and has consistently been ranked one of the “Top Corporate Philanthropists" by the San Francisco Business Times and one of the “Best Places to Work” by the North Bay Business Journal. Bank of Marin Bancorp is included in the Russell 2000 Small-Cap Index and NASDAQ ABA Community Bank Index and has been recognized as a Top 200 Community Bank by US Banker Magazine for the past five years. For more information, go to www.bankofmarin.com.

Forward-Looking Statements

This release may contain certain forward-looking statements that are based on management's current expectations regarding economic, legislative, and regulatory issues that may impact Bancorp's earnings in future periods. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words “believe,” “expect,” “intend,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Factors that could cause future results to vary materially from current management expectations include, but are not limited to, general economic conditions, economic uncertainty in the United States and abroad, changes in interest rates, deposit flows, real estate values, costs or effects of acquisitions, competition, changes in accounting principles, policies or guidelines, legislation or regulation, and other economic, competitive, governmental, regulatory and technological factors (including external fraud and cyber-security threats) affecting Bancorp's operations, pricing, products and services. These and other important factors are detailed in various securities law filings made periodically by Bancorp, copies of which are available from Bancorp without charge. Bancorp undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Additional Information about the Acquisition and Where to Find It

In connection with the proposed acquisition of Bank of Napa, N.A. ("Napa"), Bank of Marin Bancorp ("Bancorp") filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration Statement Number 220468 on October 2, 2017, as amended) to register the shares of Bancorp common stock to be issued to the shareholders of Napa. The registration statement included a proxy statement/prospectus, which was sent to the shareholders of Napa seeking their approval of the acquisition and related matters. In addition, Bancorp may file other relevant documents concerning the proposed acquisition with the SEC.

Shareholders of Napa are urged to read the registration statement on Form S-4 and the proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed acquisition because they will contain important information about Bancorp, Napa and the proposed transaction. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Bank of Marin Bancorp, 504 Redwood Blvd, Suite 100, Novato CA, 94947, Attention: Investor Relations (telephone: (415) 763-4523 ), or by accessing Bank of Marin’s website at www.bankofmarin.com under “Investor Relations.” The information on Bank of Marin’s website is not, and shall not be deemed to be, a part of this release or incorporated into other filings it makes with the SEC.

Participants in the Solicitation

Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Napa in connection with the acquisition. Information about the directors and executive officers of Bancorp is set forth in the proxy statement for Bancorp's 2017 annual meeting of shareholders filed with the SEC on April 5, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the acquisition may be obtained by reading the proxy statement/prospectus regarding the acquisition when it becomes available.

BANK OF MARIN BANCORP
FINANCIAL HIGHLIGHTS
September 30, 2017

(dollars in thousands, except per share data; unaudited)
QUARTER-TO-DATE	September 30, 2017	June 30, 2017	September 30, 2016
NET INCOME	$5,132	$5,186	$6,964
DILUTED EARNINGS PER COMMON SHARE	$0.83	$0.84	$1.14
RETURN ON AVERAGE ASSETS (ROA)	0.95%	1.01%	1.35%
RETURN ON AVERAGE EQUITY (ROE)	8.37%	8.74%	12.08%
EFFICIENCY RATIO	62.51%	61.92%	55.41%
TAX-EQUIVALENT NET INTEREST MARGIN[1]	3.77%	3.85%	4.05%
NET CHARGE-OFFS (RECOVERIES)	$(16)	$(13)	$(2,176)
NET CHARGE-OFFS (RECOVERIES) TO AVERAGE LOANS	—%	—%	(0.15)%

YEAR-TO-DATE
NET INCOME	$14,866	$9,734	$17,447
DILUTED EARNINGS PER COMMON SHARE	$2.41	$1.58	$2.86
RETURN ON AVERAGE ASSETS (ROA)	0.96%	0.96%	1.17%
RETURN ON AVERAGE EQUITY (ROE)	8.35%	8.34%	10.40%
EFFICIENCY RATIO	63.42%	63.89%	58.07%
TAX-EQUIVALENT NET INTEREST MARGIN[1]	3.80%	3.82%	3.95%
NET CHARGE-OFFS (RECOVERIES)	$194	$210	$(2,264)
NET CHARGE-OFFS (RECOVERIES) TO AVERAGE LOANS	0.01%	0.01%	(0.15)%

AT PERIOD END
TOTAL ASSETS	$2,155,901	$2,100,716	$2,054,821

LOANS:
COMMERCIAL AND INDUSTRIAL	$218,681	$217,417	$221,207
REAL ESTATE
COMMERCIAL OWNER-OCCUPIED	$264,732	$265,249	$237,538
COMMERCIAL INVESTOR-OWNED	$721,576	$717,197	$715,051
CONSTRUCTION	$76,179	$54,990	$80,491
HOME EQUITY	$121,366	$119,500	$111,211
OTHER RESIDENTIAL	$96,937	$92,421	$77,769
INSTALLMENT AND OTHER CONSUMER LOANS	$24,976	$24,711	$24,396
TOTAL LOANS	$1,524,447	$1,491,485	$1,467,663

NON-PERFORMING LOANS[2]:
COMMERCIAL AND INDUSTRIAL	$—	$—	$44
REAL ESTATE
COMMERCIAL OWNER-OCCUPIED	$—	$—	$176
COMMERCIAL INVESTOR-OWNED	$1,024	$1,041	$—
HOME EQUITY	$292	$87	$260
INSTALLMENT AND OTHER CONSUMER LOANS	$—	$51	$60
TOTAL NON-ACCRUAL LOANS	$1,316	$1,179	$540

CLASSIFIED LOANS (GRADED SUBSTANDARD & DOUBTFUL)	$33,483	$29,262	$22,592
TOTAL ACCRUING LOANS 30-89 DAYS PAST DUE	$205	$393	$160
LOAN LOSS RESERVE TO LOANS	1.00%	1.02%	1.07%
LOAN LOSS RESERVE TO NON-ACCRUAL LOANS	11.58	x	12.92	x	29.11	x
NON-ACCRUAL LOANS TO TOTAL LOANS	0.09%	0.08%	0.04%

TOTAL DEPOSITS	$1,890,970	$1,840,540	$1,801,469
LOAN-TO-DEPOSIT RATIO	80.6%	81.0%	81.5%
STOCKHOLDERS' EQUITY	$245,049	$240,733	$231,780
BOOK VALUE PER SHARE	$39.68	$39.07	$37.85
TANGIBLE COMMON EQUITY TO TANGIBLE ASSETS[3]	11.0%	11.1%	10.9%
TOTAL RISK BASED CAPITAL RATIO-BANK	14.7%	14.8%	13.9%
TOTAL RISK BASED CAPITAL RATIO-BANCORP	15.1%	15.0%	14.3%
FULL-TIME EQUIVALENT EMPLOYEES	272	264	263

[1] Net interest income is annualized by dividing actual number of days in the period times 360 days.
[2] Excludes accruing troubled-debt restructured loans of $16.4 million, $17.0 million and $19.1 million at September 30, 2017, June 30, 2017 and September 30, 2016, respectively. Excludes purchased credit-impaired (PCI) loans with carrying values of $2.3 million, $2.3 million and $2.9 million that were accreting interest at September 30, 2017, June 30,2017 and September 30, 2016, respectively. These amounts are excluded as PCI loan accretable yield interest recognition is independent from the underlying contractual loan delinquency status.

[3] Tangible common equity to tangible assets is considered to be a meaningful non-GAAP financial measure of capital adequacy and is useful for investors to assess Bancorp's ability to absorb potential losses. Tangible common equity includes common stock, retained earnings and unrealized gain on available for sale securities, net of tax, less goodwill and intangible assets of $8.7 million, $8.8 million and $9.1 million at September 30, 2017, June 30, 2017 and September 30, 2016, respectively. Tangible assets exclude goodwill and intangible assets.

BANK OF MARIN BANCORP CONSOLIDATED STATEMENTS OF CONDITION
At September 30, 2017, June 30, 2017 and September 30, 2016

(in thousands, except share data; unaudited)	September 30, 2017	June 30, 2017	September 30, 2016
Assets
Cash and due from banks	$149,124	$137,906	$96,930
Investment securities
Held-to-maturity, at amortized cost	155,122	163,018	46,423
Available-for-sale (at fair value; amortized cost $257,468, $237,884 and $374,802 at September 30, 2017, June 30, 2017 and September 30, 2016, respectively)	258,092	238,870	378,996
Total investment securities	413,214	401,888	425,419
Loans, net of allowance for loan losses of $15,248, $15,232 and $15,713 at September 30, 2017, June 30, 2017 and September 30, 2016, respectively	1,509,199	1,476,253	1,451,950
Bank premises and equipment, net	8,230	8,390	8,611
Goodwill	6,436	6,436	6,436
Core deposit intangible	2,226	2,344	2,713
Interest receivable and other assets	67,472	67,499	62,762
Total assets	$2,155,901	$2,100,716	$2,054,821

Liabilities and Stockholders' Equity
Liabilities
Deposits
Non-interest bearing	$924,073	$892,988	$860,638
Interest bearing
Transaction accounts	102,236	87,866	91,979
Savings accounts	169,488	165,596	156,225
Money market accounts	555,013	546,586	533,682
Time accounts	140,160	147,504	158,945
Total deposits	1,890,970	1,840,540	1,801,469
Subordinated debentures	5,703	5,666	5,540
Interest payable and other liabilities	14,179	13,777	16,032
Total liabilities	1,910,852	1,859,983	1,823,041

Stockholders' Equity
Preferred stock, no par value, Authorized - 5,000,000 shares, none issued	—	—	—
Common stock, no par value, Authorized - 15,000,000 shares; Issued and outstanding - 6,175,751, 6,160,952 and 6,123,181 at September 30, 2017, June 30, 2017 and September 30, 2016, respectively	90,052	88,949	86,926
Retained earnings	156,227	152,883	142,427
Accumulated other comprehensive (loss) income, net	(1,230)	(1,099)	2,427
Total stockholders' equity	245,049	240,733	231,780
Total liabilities and stockholders' equity	$2,155,901	$2,100,716	$2,054,821

BANK OF MARIN BANCORP CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended			Nine months ended
(in thousands, except per share amounts; unaudited)	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Interest income
Interest and fees on loans	$16,738	$16,423	$17,840	$49,010	$51,078
Interest on investment securities
Securities of U.S. government agencies	1,525	1,534	1,283	4,577	3,826
Obligations of state and political subdivisions	511	553	569	1,632	1,743
Corporate debt securities and other	31	36	38	104	220
Interest on Federal funds sold and short-term investments	406	157	104	623	155
Total interest income	19,211	18,703	19,834	55,946	57,022
Interest expense
Interest on interest-bearing transaction accounts	24	21	27	74	82
Interest on savings accounts	17	16	15	48	43
Interest on money market accounts	133	114	112	360	330
Interest on time accounts	138	139	190	423	579
Interest on FHLB and other borrowings	—	—	—	—	478
Interest on subordinated debentures	111	109	109	328	325
Total interest expense	423	399	453	1,233	1,837
Net interest income	18,788	18,304	19,381	54,713	55,185
(Reversal of) provision for loan losses	—	—	(1,550)	—	(1,550)
Net interest income after provision for loan losses	18,788	18,304	20,931	54,713	56,735
Non-interest income
Service charges on deposit accounts	438	447	447	1,337	1,344
Wealth Management and Trust Services	539	504	506	1,546	1,599
Debit card interchange fees	390	384	393	1,146	1,112
Merchant interchange fees	88	112	114	296	355
Earnings on bank-owned life insurance	209	210	216	628	626
Dividends on FHLB stock	177	176	223	585	577
Gains on investment securities, net	—	10	—	10	394
Other income	225	253	215	729	691
Total non-interest income	2,066	2,096	2,114	6,277	6,698
Non-interest expense
Salaries and related benefits	7,344	7,287	6,683	22,106	20,155
Occupancy and equipment	1,364	1,380	1,275	4,063	3,731
Depreciation and amortization	489	463	449	1,433	1,343
Federal Deposit Insurance Corporation insurance	167	162	253	490	760
Data processing	946	963	894	2,848	2,666
Professional services	801	522	476	1,845	1,528
Directors' expense	175	224	143	557	448
Information technology	179	186	307	563	665
Provision for losses on off-balance sheet commitments	100	(208)	—	57	150
Other expense	1,471	1,652	1,430	4,716	4,491
Total non-interest expense	13,036	12,631	11,910	38,678	35,937
Income before provision for income taxes	7,818	7,769	11,135	22,312	27,496
Provision for income taxes	2,686	2,583	4,171	7,446	10,049
Net income	$5,132	$5,186	$6,964	$14,866	$17,447
Net income per common share:
Basic	$0.84	$0.85	$1.14	$2.43	$2.87
Diluted	$0.83	$0.84	$1.14	$2.41	$2.86
Weighted average shares:
Basic	6,123	6,110	6,083	6,109	6,070
Diluted	6,191	6,174	6,117	6,179	6,106
Dividends declared per common share	$0.29	$0.27	$0.25	$0.83	$0.75
Comprehensive income:
Net income	$5,132	$5,186	$6,964	$14,866	$17,447
Other comprehensive (loss) income
Change in net unrealized gain or loss on available-for-sale securities	(362)	1,961	(831)	3,273	4,211
Amortization of net unrealized loss on available for sale securities transferred to held-to-maturity securities	135	124	—	299	—
Reclassification adjustment for gains on available-for-sale securities included in net income	—	(10)	—	(10)	(394)
Net change in unrealized gain or loss on available-for-sale securities, before tax	(227)	2,075	(831)	3,562	3,817
Tax effect	(96)	892	(367)	1,499	1,583
Other comprehensive (loss) income, net of tax	(131)	1,183	(464)	2,063	2,234
Comprehensive income	$5,001	$6,369	$6,500	$16,929	$19,681

BANK OF MARIN BANCORP
AVERAGE STATEMENTS OF CONDITION AND ANALYSIS OF NET INTEREST INCOME

	Three months ended			Three months ended			Three months ended
	September 30, 2017			June 30, 2017			September 30, 2016
		Interest			Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
(dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Interest-bearing due from banks [1]	$125,846	$406	1.26%	$56,597	$157	1.10%	$79,672	$104	0.51%
Investment securities [2,3]	400,659	2,294	2.29%	408,335	2,355	2.31%	394,980	2,120	2.15%
Loans [1,3,4]	1,500,167	17,228	4.49%	1,487,419	16,868	4.49%	1,454,617	18,182	4.89%
Total interest-earning assets [1]	2,026,672	19,928	3.85%	1,952,351	19,380	3.93%	1,929,269	20,406	4.14%
Cash and non-interest-bearing due from banks	45,009			46,204			48,901
Bank premises and equipment, net	8,430			8,390			8,808
Interest receivable and other assets, net	60,622			60,115			61,649
Total assets	$2,140,733			$2,067,060			$2,048,627
Liabilities and Stockholders' Equity
Interest-bearing transaction accounts	$96,504	$24	0.10%	$94,799	$21	0.09%	$91,035	$27	0.12%
Savings accounts	171,187	17	0.04%	163,424	16	0.04%	152,370	15	0.04%
Money market accounts	560,486	133	0.09%	539,192	114	0.08%	531,130	112	0.08%
Time accounts including CDARS	140,736	138	0.39%	146,042	139	0.38%	160,595	190	0.47%
Overnight borrowings [1]	—	—	—%	—	—	—%	—	—	—%
FHLB fixed-rate advances [1]	—	—	—%	—	—	—%	—	—	—%
Subordinated debentures [1]	5,682	111	7.63%	5,646	109	7.59%	5,516	109	7.68%
Total interest-bearing liabilities	974,595	423	0.17%	949,103	399	0.17%	940,646	453	0.19%
Demand accounts	909,900			868,070			864,460
Interest payable and other liabilities	13,055			11,771			14,124
Stockholders' equity	243,183			238,116			229,397
Total liabilities & stockholders' equity	$2,140,733			$2,067,060			$2,048,627
Tax-equivalent net interest income/margin [1]		$19,505	3.77%		$18,981	3.85%		$19,953	4.05%
Reported net interest income/margin [1]		$18,788	3.63%		$18,304	3.71%		$19,381	3.93%
Tax-equivalent net interest rate spread		—	3.68%			3.76%			3.95%

	Nine months ended			Nine months ended
	September 30, 2017			September 30, 2016
		Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/
(dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Interest-bearing due from banks [1]	$70,947	$623	1.16%	$39,293	$155	0.52%
Investment securities [2,3]	407,798	7,011	2.29%	403,986	6,458	2.13%
Loans [1,3,4]	1,488,771	50,317	4.46%	1,446,053	52,072	4.73%
Total interest-earning assets [1]	1,967,516	57,951	3.88%	1,889,332	58,685	4.08%
Cash and non-interest-bearing due from banks	43,140			39,788
Bank premises and equipment, net	8,420			8,926
Interest receivable and other assets, net	59,593			60,022
Total assets	$2,078,669			$1,998,068
Liabilities and Stockholders' Equity
Interest-bearing transaction accounts	$97,458	$74	0.10%	$95,112	$82	0.11%
Savings accounts	165,212	48	0.04%	148,050	43	0.04%
Money market accounts	539,560	360	0.09%	523,641	330	0.08%
Time accounts including CDARS	144,559	423	0.39%	160,523	579	0.48%
Overnight borrowings [1]	—	—	—%	7,190	22	0.42%
FHLB fixed-rate advances [1]	—	—	—%	9,087	456	6.59%
Subordinated debentures [1]	5,645	328	7.65%	5,469	325	7.80%
Total interest-bearing liabilities	952,434	1,233	0.17%	949,072	1,837	0.26%
Demand accounts	874,995			810,190
Interest payable and other liabilities	13,151			14,651
Stockholders' equity	238,089			224,155
Total liabilities & stockholders' equity	$2,078,669			$1,998,068
Tax-equivalent net interest income/margin [1]		$56,718	3.80%		$56,848	3.95%
Reported net interest income/margin [1]		$54,713	3.67%		$55,185	3.84%
Tax-equivalent net interest rate spread			3.71%			3.82%

[1] Interest income/expense is divided by actual number of days in the period times 360 days to correspond to stated interest rate terms, where applicable.
[2] Yields on available-for-sale securities are calculated based on amortized cost balances rather than fair value, as changes in fair value are reflected as a component of stockholders' equity. Investment security interest is earned on 30/360 day basis monthly.

[3] Yields and interest income on tax-exempt securities and loans are presented on a taxable-equivalent basis using the Federal statutory rate of 35 percent.
[4] Average balances on loans outstanding include non-performing loans. The amortized portion of net loan origination fees is included in interest income on loans, representing an adjustment to the yield.